SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                      For the quarter ended March 31, 2002.

                             Texon International plc
                 (Translation of Registrant's Name Into English)

                           SEC File Number: 333-49619


                                  100 Ross Walk
                            Leicester LE4 5BX England
                    (Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F [X]   Form 40-F [ ]


     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                                 Not applicable

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes []   No [X]

                            TEXON INTERNATIONAL plc

                        Three Months Ended March 31, 2002


INDEX
                                                                        PAGE NO.

PART I   FINANCIAL INFORMATION

Item 1   Financial Statements

         Condensed Consolidated Profit and Loss Accounts
         Three months ended March 31, 2002 and 2001                          3

         Condensed Consolidated Balance Sheets
         March 31, 2002 and December 31, 2001                                4

         Condensed Consolidated Cash Flow Statement
         Three months ended March 30, 2002 and 2001                          5

         Reconciliation of Net Cash Flow to Movement in Debt
         Three months ended March 31, 2002 and 2001                          6

         Reconciliation of Movements in Shareholders' Funds
         Three months ended March 31, 2002 and 2001                          7

         Notes to Condensed Consolidated Financial Statements              8 - 9

Item 2   Operating and Financial Review and Prospects                     10 -14


PART II  Other Information

Item 1   Legal Proceedings                                                  15

Item 2   Changes in Securities and Use of Proceeds                          15

Item 3   Defaults Upon Senior Securities                                    15

Item 4   Submission of Matters to a Vote of Security Holders                15

Item 5   Other Information                                                  15

Item 6   Exhibits - Reports on Form 8-K                                     15

                            TEXON INTERNATIONAL plc

                 CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNTS
                         (Pounds Sterling, In Thousands)

                                                                              Unaudited
                                                                         Three Months ended
                                                                      --------------------------
                                                                      March 31,        March 31,
                                                                           2002            2001

Sales turnover                                                           32,918          37,249

Cost of sales                                                           (23,968)        (27,955)
                                                                       ---------       ---------

Gross profit                                                              8,950           9,294

Selling, general and administrative expenses                             (5,128)         (5,962)

Goodwill amortisation                                                      (278)           (326)
                                                                       ---------       ---------

Profit on ordinary activities before interest                             3,544           3,006

Net interest payable                                                     (2,922)         (3,031)
                                                                       ---------       ---------

Profit/(loss) on ordinary activities before taxation                        622             (25)

Taxation on profit/(loss) on ordinary activities                           (413)           (405)
                                                                       ---------       ---------

Profit/(loss) on ordinary activities after taxation                         209            (430)

Minority equity interests                                                   (68)            (66)
                                                                       ---------       ---------

Net profit/(loss) for the financial period                                  141           (496)

Finance charges in respect of non equity shares                          (1,189)         (1,114)
                                                                       ---------       ---------

Retained (loss) for the financial period for equity shareholders         (1,048)         (1,610)
                                                                       =========       ==========

                             TEXON INTERNATIONAL plc

                      CONDENSED CONSOLIDATED BALANCE SHEET
                         (Pounds Sterling, In Thousands)

                                                                       Unaudited            Audited
                                                                 as at March 31,       December 31,
                                                      Notes                 2002               2001
                                                      -----      ---------------       ------------

FIXED ASSETS
Intangible assets                                                        20,442             20,576
Tangible assets                                                          20,220             19,984
Investment                                                                    1                  1
                                                                      ----------          ---------
                                                                         40,663             40,561

CURRENT ASSETS
Stocks                                                   2               22,763             21,865
Debtors due within one year                                              24,053             23,743
Debtors due after one year                                                  861                877
Cash                                                                      1,181                995
                                                                      ----------          ---------

                                                                         48,858             47,480
CREDITORS
Amounts falling due within one year                                     (37,521)           (37,244)
                                                                      ----------          ---------

NET CURRENT ASSETS                                                       11,337             10,236
                                                                      ----------          ---------

TOTAL ASSETS LESS CURRENT LIABILITIES                                    52,000             50,797

CREDITORS
Amounts falling due after more than one year                           (105,423)          (104,160)
Provisions for liabilities and charges                                   (6,303)            (6,746)
                                                                      ----------          ---------

                                                                        (59,726)           (60,109)
                                                                      ==========          =========

CAPITAL AND RESERVES
Called up share capital                                                  10,813             10,773
Share premium                                                            49,276             49,276
Profit and loss account                                                (138,173)          (137,257)
Premium redemption reserve                                               16,918             15,729
                                                                      ----------          ---------

Shareholders' deficit
     Equity interests                                                  (133,635)          (132,759)
     Non-equity interests                                                72,469             71,280

                                                                        (61,166)           (61,479)

Minority equity interests                                                 1,440              1,370
                                                                      ----------          ---------

                                                                        (59,726)           (60,109)
                                                                      ==========          =========

                             TEXON INTERNATIONAL plc

                   CONDENSED CONSOLIDATED CASH FLOW STATEMENT
                         (Pounds Sterling, In Thousands)


                                                                Unaudited
                                                            Three Months ended
                                                          ----------------------
                                                          March 31,    March 31,
                                                              2002         2001
                                                          ---------    ---------

Cash inflow from operating activities                        4,600       7,391

Returns on investments and servicing of finance             (4,387)     (4,941)

Taxation                                                        49        196

Net capital expenditure and financial investment              (861)       (167)

Acquisitions                                                  (510)       (502)
                                                            -------     -------

Cash (outflow)/inflow before financing                      (1,109)      1,977

Financing                                                    1,327      (1,177)
                                                            -------     -------

Increase in cash and overdrafts in the period                  218         800
                                                            =======     ======

                             TEXON INTERNATIONAL plc

             RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT
                         (Pounds Sterling, In Thousands)

                                                              Unaudited
                                                          Three Months ended
                                                       -------------------------
                                                       March 31,      March 31,
                                                            2002           2001
                                                       ---------      ---------

Increase in cash and overdrafts in the period               218            800

Cash (outflow)/inflow from debt and lease financing      (1,327)         1,177
                                                       --------       --------

Change in net debt resulting from cash flows             (1,109)         1,977

Issue of shares                                              40              -

Non cash movements in debt                                 (268)          (188)

Translation difference                                     (501)         1,407
                                                       --------       --------

Movement in net debt in the period                       (1,838)         3,196

Net debt at the opening date                           (112,180)      (117,648)
                                                       --------       --------

Net debt at the closing date                           (114,018)      (114,452)
                                                       ========       ========

                             TEXON INTERNATIONAL plc

            RECONCILIATION OF MOVEMENTS IN TOTAL SHAREHOLDERS' FUNDS
                         (Pounds Sterling, In Thousands)


                                                                 Unaudited
                                                            Three Months ended
                                                          ----------------------
                                                          March 31,    March 31,
                                                            2002         2001
                                                          ---------    ---------

Retained profit/(loss) for the period                         141         (496)

Finance charges in respect of non equity shares            (1,189)      (1,114)
                                                          -------      -------

                                                           (1,048)      (1,610)

Issue of shares                                                40         --

Premium on redemption reserve                               1,189        1,114

Foreign exchange adjustments                                  132        1,175
                                                          -------      -------

Net decrease/(increase) to shareholders' deficit              313          679

Opening shareholders' deficit                             (61,479)     (59,224)
                                                          -------      -------

Closing shareholders' deficit                             (61,166)     (58,545)
                                                          =======      =======

                             TEXON INTERNATIONAL plc

         NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1     BASIS OF PREPARATION

      The accompanying unaudited condensed consolidated financial statements have been prepared by Texon International plc and its subsidiaries ("the Group") in accordance with UK generally accepted accounting principles ("UK GAAP"). The unaudited condensed consolidated financial statements and condensed notes are presented in accordance with Form 10-Q and do not contain all the information required in the Group's annual consolidated financial statements and notes. The operating results for the three-month periods are not necessarily indicative of the results, which may be expected for the full year. In the opinion of management, all material adjustments, consisting of items of a normal recurring nature, considered necessary for a fair presentation of the results of operations, the financial position and the cash flows for each period shown, have been included.

      Where necessary comparatives are adjusted to ensure consistency with current periods.

2     STOCKS

      Stock is stated at the lower of cost, including factory overheads where applicable, and net realizable value on a first in first out basis. Provision is made for slow-moving and obsolete items. Inventories are summarised as follows:

                                             March 31, 2001    December 31, 2000

      Raw materials                              5,151                5,528
      Work in progress                           2,192                2,259
      Finished goods and goods for resale       15,420               14,078
                                                ------              -------
                                                22,763               21,865
                                                ======              =======


3     CHANGES IN UK ACCOUNTING STANDARDS

      The Accounting Standards Board (ASB) has issued FRS 17, Retirement Benefits, which is mandatory for all accounting periods ending on or after 22 September 2003. FRS 17 replaces SSAP 24 and UITF 6 relating to accounting for pension costs and other post-retirement benefits. The FRS makes radical changes in respect of accounting for defined benefit schemes, leading to increased volatility in the balance sheet as actuarial gains and losses are recognized immediately and scheme assets are valued at fair values. While companies with defined benefit schemes will be able to continue applying SSAP 24 for periods ending before June 22, 2003, they will need to make additional disclosure in accordance with FRS 17 for periods ending on or after June 22, 2001. The Group has applied the additional disclosure of FRS 17 from 2001.

                             TEXON INTERNATIONAL plc

      The ASB has issued FRS 18, Accounting Policies, which is effective for all accounting periods ending on or after June 22, 2001. FRS 18 replaces SSAP
      2. This replacement of SSAP 2 brings the assumptions and the criteria on which entities select accounting policies, into line with the ASB's statement of principles. FRS 18 re-iterates the going concern and accruals bases, however the previous concepts of prudence and consistency have been downplayed. In determining the most appropriate accounting policy the emphasis is now on the four objectives of relevance, reliability, comparability and understandability. The Group has applied the provisions of FRS 18 in 2002. The implementation of FRS 18 did not have a significant impact on the Group's financial statements.

      The ASB has issued FRS 19, Deferred Tax, which is effective for all accounting periods ending on or after January 23, 2002. Its main objectives for the treatment of deferred tax to come more in line with international practice. Although FRS 19 introduces a form of "full provision" it has not harmonized with IAS 12. The general principle of FRS 19 is that deferred tax should be recognized in full in respect of transactions or events that have taken place by the balance sheet date and which give the entity an obligation to pay more or less tax in the future.

                             TEXON INTERNATIONAL plc


ITEM 2     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto included in this report, in the Annual Report on Form 20-F filed by the Group with the Securities and Exchange Commission (the "Commission") on May 13, 2002 and in the Group's periodic reports filed with the Commission.

Except for the historical data set forth herein, the following discussion contains certain forward-looking information. The Group's actual results may differ significantly from the projected results. Factors that could cause or contribute to such differences include, but are not limited to, levels of sales to customers, actions by competitors, fluctuations in the price of primary raw materials, foreign currency exchange rates and political and economic instability in the Group's markets.


GENERAL
-------

The Group believes it is the world's largest, in terms of sales, manufacturer and marketer of structural materials that are essential in the manufacture of footwear. The Group operates a global business, which generates sales that are widely diversified by geographic region and product line. The Group's primary products include: (1) materials for insoles, which form the structural foundation of shoes; (2) stiffeners, which support and shape the toe and heel of shoes; (3) other component products used in the manufacture of footwear, such as linings, lasts, tacks, nails, steel shanks, steel toe caps, midsoles and adhesives, and (4) Computer Aided Design ("CAD") solutions to the footwear industry. While the products sold by the Group represent a small percentage of the total cost of materials contained in footwear, they are critical to the performance and manufacture of footwear and are not fashion sensitive. By leveraging its expertise in the manufacture of these structural materials, the Group has developed several related niche industrial products such as carpet gripper pins and cellulose air freshener material. These industrial products are sold to a wide range of industries.

The Group supplies most of the major footwear manufacturers in the world. The Group supplies over 7,500 customers worldwide, servicing global athletic footwear companies such as Nike and Adidas, designers and producers of casual shoes including Timberland and R. Griggs & Co (Dr Martens) and manufacturers of men's and women's formal shoes such as Church's and Bally. The Group has fifteen manufacturing sites strategically located in Europe, the United States, Brazil, China and Australia and sells its products in more than 90 countries through an extensive marketing and distribution network. During the first three months of 2002, sales of insoles, stiffeners, other footwear materials, industrial products and component products accounted for 37%, 28%, 8%, 8%, and 19% of total sales, respectively. During this period, 45% of the Group's sales were made to Europe, 37% to Asia, 14% to the Americas and 4% to the rest of the world.


SEGMENTAL REPORTING
-------------------

The Group has five reportable segments based on geographic locations: United Kingdom, Europe, America, Australasia and Asia. Where applicable, discussions of sales by region relate to the geographical locations where the relevant products are actually produced. In contrast, discussions of sales by area relate to the geographical locations where the relevant products are actually sold.

                             TEXON INTERNATIONAL plc

COMPARISON OF THE THREE MONTHS ENDED MARCH 31, 2002 TO THE THREE MONTHS ENDED MARCH 31, 2001

Sales  Turnover:  Sales for the three  months  ended March 31, 2002 were (pound)
32.9 million, a decrease of (pound) 4.3 million from (pound) 37.2 million in the comparable period of 2001. There are three principal reasons for this decrease. First, the European footwear market had a particularly slow quarter compared with last year as a result of de-stocking in the supply chain in this region. Second, the administration of the Cornwell businesses in the UK and the restructuring of the Australian business during 2001 reduced sales of components. Third, Texon continued its strategy to focus on higher margin business that have delivered improvements in profits.

Sales by region varied across the Group's regions. In the UK region, sales declined by (pound) 0.5 million to (pound) 8.8 million, principally as a result of the administration of the Cornwall business in March 2002 and lower Crispin sales of (pound) 0.5 million, offset by the transfer of the Foss production from the Americas region. Sales in the European region, declined by (pound) 1.9 million to (pound) 14.3 million, as a result of the slow start in the European footwear markets as some producers de-stocked. In the America region, sales declined by (pound) 1.9 million to (pound) 5.3 million, as a result of transferring an element of the Foss production to the UK. Sales in the Australasia region declined by (pound) 0.2 million to (pound) 1.3 million as the relocation of local footwear production to the Pacific region continued. In the Asia region, sales increased by (pound) 0.2 million to (pound) 3.2 million, as a result of increased activity in this region.

Sales by area declined in all areas with the exception of Asia. In Europe, sales declined by 19% to (pound) 14.9 million, reflecting the slow start in the European footwear markets as some producers de-stocked, as well as, competitive pressures in the Esjot businesses and the administration of the Cornwell businesses in 2002. Sales in the Americas declined by 25% to (pound) 4.4 million, as result of invoicing direct from the UK to a third party industrial customer, which in 2001 was invoiced from the US as well as the devaluation of the Brazilian Real to the pound. Sales in Asia increased by 7% to (pound) 10.7 million, as confidence in the US economy led to increased production in the region. Sales in the rest of the world were flat at (pound) 2.9 million.

Gross Profit: Gross profit for the three months ended March 31, 2002 decreased by (pound) 0.3 million to (pound) 9.0 million compared to (pound) 9.3 million in the comparable period in 2001. When expressed as a percentage of sales, gross profit was 27.2% for the three months ended March 31, 2002 an increase of 2.2% from the comparable period in 2001. This improvement is the result of a more favorable sales mix towards higher margin businesses, the benefits of restructuring the Australia business and exiting the Cornwell business in the UK and favorable raw material prices.

Gross profit percentage in the UK region increased from 26% to 33%, principally due to the sales mix, where there has been a lower level of sales for the low margin Cornwell business. The European region gross profit percentage was constant at 26%, with the benefit of lower pulp raw material prices purchases offset by an element of margin erosion in the Esjot businesses due to competitive pressures in the marketplace. The Americas region gross profit percentage increased from 17% to 25% again due to the sales mix where in 2001 the Foss business, which earned a distributor margin has been transferred to the UK. In Australasia, the gross profit percentage declined from 17% in 2001 to 6% in 2002 reflecting the impact the relocation of local footwear production to the Pacific region has had on prices and volumes. The Asia region margin decreased from 39% to 27% principally due to the sales mix as Texon made a decision to compete for some lower margin business in this region.

                             TEXON INTERNATIONAL plc


Selling, General and Administrative Costs: Selling, general and administrative costs for the three months ended March 31, 2002 were (pound) 5.1 million compared with (pound) 6.0 million in the comparable period in 2001. These costs have decreased as a result of a continuing cost reduction program being implemented throughout the group.

Operating Profit. Operating profit for the three months ended March 31, 2002 was (pound) 3.5 million, (pound) 0.5 million above the comparable period in 2001 due to the improvement in gross profit percentage and a reduction in selling, general and administrative costs.

Earnings before Interest Depreciation and Amortisation  ("EBITDA"):   EBITDA for
the three months ended March 31, 2002 was (pound) 4.8 million as compared with (pound) 4.4 million in the comparable period in 2001.

Interest Expense: Net interest expense was (pound) 2.9 million for the three months ended March 31, 2002 compared to (pound) 3.0 million for the three month ended March 31, 2001. Included in the interest charge is the amortization of debt insurance costs of (pound) 0.3 million for the three months ended March 31, 2002 as compared with (pound) 0.2 million in the comparable period in 2001.

Taxation: The tax charge for the three months ended March 31, 2002 is based on the estimated percentage tax rate the Group will incur for the full year.


LIQUIDITY AND CAPITAL RESOURCES

The Group's liquidity needs arise primarily from debt service obligations on the indebtedness incurred in connection with the notes and the revolving credit facility, working capital needs and the funding of capital expenditures. Total liabilities at March 31, 2002 were (pound) 149.2 million, including consolidated indebtedness of (pound) 114.0 million as compared to total assets of (pound)
89.5 million.

The Group's primary sources of liquidity are cash flows from operations and borrowings under the Group's financing agreements, which provides the Group with a (Euro) 37.2 million (pound) 23.2 million 6-year euro term loan and a (Euro)
10.2 million (pound) 6.4 million revolving credit facility, as well as several local facilities in Germany, Italy, Spain, France, China, Australia, New Zealand, Brazil and the UK.

The net cash inflow from operating activities for the three months ended March 31, 2002 was (pound) 4.6 million compared to (pound) 7.4 million for the comparable period in 2001. This decrease of (pound) 2.8 million is primarily attributable to the benefit that was achieved in 2001 from improvements in the management of working capital, which was a one off effect.

Returns on investments and servicing of finance for the three months ended March 31, 2002 were (pound) 4.4 million compared to (pound) 4.9 million for the three months ended March 31, 2001. The key reason for this reduction is due to the refinancing in November 2001, where a scheduled repayment in January 2001, was paid in November 2001 instead.

There was a taxation refund of (pound) 0.1 million for the three months ended March 31, 2002, compared to taxation refund of (pound) 0.2 million for the comparable period in 2001.

Net capital expenditures, for the three months ended March 31, 2002 were (pound)
0.9 million, as compared to (pound) 0.2 million for the comparable period in 2001.

                             TEXON INTERNATIONAL plc

FINANCIAL INSTRUMENTS AND MARKET RISKS

The Group's operations are conducted by entities in many countries and the primary market risk exposures of the Group are interest rate risk and foreign currency exchange risk. The exposure to market risk for changes in interest rates relates to its debt obligations, upon which interest is paid at both short-term fixed and variable rates, and local bank borrowings, upon which interest is paid at variable rates. The Group does not use any instruments by which to hedge against fluctuations in interest rates, as it is believed that interest rates are low in the currencies in which debt is denominated and that the risk of major fluctuations in such interest rates is low.

The results of the Group's operations are subject to currency translation risk and currency transaction risk. Regarding currency translation risk, the operating results and financial position of each entity is reported in the relevant local currency and then translated into Sterling at the applicable exchange rate for inclusion in the financial statements of the Group. The fluctuation of Sterling against foreign currencies will therefore have an impact upon the reported profitability of the Group and may also affect the value of the Group's assets and the amount of the Company's shareholders equity.

Regarding currency transaction risk, fluctuations in exchange rates may affect the operating results of the Group because many of each entities costs are incurred in currencies different from the revenue currencies and there is also a time lag between incurrence of costs and the collection of related revenues. To protect against currency transaction risk the Group engages in hedging its net transaction exposure by the use of foreign exchange forward contracts to cover exposures arising from outstanding sales and purchase invoices. It has not covered outstanding sales or purchase orders unless they are firm commitments. At present hedging covers all traded currencies to which the Group is exposed and in which forward contracts may be undertaken. This includes the Euro and the US, Hong Kong, Australian and New Zealand Dollar. In addition the Group hedges against certain non-trading exposures by using foreign exchange forward contracts, these exposures being short-term loans between entities and interest payable (within one year) on the senior notes. Short-term loans may fluctuate in value depending upon the daily cash position of the various entities and may be denominated in any of the currencies stated above.

INTERNATIONAL OPERATIONS

The Group conducts operations in countries around the world including through manufacturing facilities in the UK, the United States, France, Germany, Italy, Australia, Brazil and China. The Group's global operations may be subject to some volatility because of currency fluctuations, inflation and changes in political and economic conditions in these countries.

The financial position and results of operations of the Group's businesses outside the UK are measured using the local currency as the functional currency. Most of the revenues and expenses of the Group's operations are denominated in local currencies whereas the majority of raw material purchases are denominated in US dollars. Assets and liabilities of the Group's subsidiaries outside the UK are translated at the balance sheet exchange rate and statement of operations accounts are translated at the average rate prevailing during the relevant period.

The Group's financial performance in future periods may be impacted as a result of changes in the above factors which are largely beyond the control of the Group.

                             TEXON INTERNATIONAL plc


EXCHANGE RATE INFORMATION

The table below shows the major exchange rates, expressed per pound sterling, used in the preparation of the condensed consolidated financial statements included herewith.

                                    2002 Average Rate      Period End Rate
                                    -----------------      ---------------
                 US Dollar                1.43                   1.42

                 Euro                     1.63                   1.63

                             TEXON INTERNATIONAL plc


PART II     OTHER INFORMATION

Item 1      Legal Proceedings

            From time to time, the Group is involved in routine litigation incidental to its business. The Group is not a party to any threatened legal proceedings, which the Group believes would have a material adverse effect on the Group's results or operations or financial condition.


Item 2      Changes in Securities and Use of Proceeds

            None.


Item 3      Defaults Upon Senior Securities

            None.


Item 4      Submission of Matters to a Vote of Security Holders

            None.


Item 5      Other Information

            None.


Item 6      Exhibits and Report on Form 8 - K

            None.

                             TEXON INTERNATIONAL plc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               Texon International plc
                                               ---------------------------------
                                               (Registrant)



Date May 31, 2002                              By  /s/ J. Neil Fleming
                                                 -------------------------------
                                               J. Neil Fleming
                                               Finance Director and
                                               Chief Accounting Officer